

March 3, 2016

Mail Stop 4720

<u>Via E-mail</u>
Mr. Glen W. Herrick
Executive Vice President and
Chief Financial Officer
Meta Financial Group, Inc.
5501 South Broadband Lane
Sioux Falls, SD 57108

      Re: Meta Financial Group, Inc.
              Form 10-K for the Fiscal Year Ended September 30, 2015
              Filed December 14, 2015
              File No. 000-22140

Dear Mr. Herrick:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Dietrich A. King

      Dietrich A. King
      Assistant Director
      Office of Financial Services